BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com

July 31, 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Cora Resources Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4571

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since May 10, 2002:

A. Copy of the Issuer's Annual Report on Form 16 as of March 26, 2002.

B. Annual General Meeting;

- copy of Notice of Annual General Meeting and Information Circular
- copy of Form of Proxy
- copy of Supplemental Mailing List Return Card

C. Audited Financial Statements and accompanying Quarterly Report

- copy of audited financial statements for the year ended December 31, 2001 with relevant Quarterly report on BC Form 51-901F (attached to Notice and Information Circular)

D. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended March 31, 2002 with

dlw 8/19

relevant Quarterly report on BC Form 51-901F.

E. Copy of news release issued during the relevant period.

F. Copy of BC Form 53-901F filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com

July 31, 2002

COPY

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

ACKNOWLEDGED RECEIPT THIS
____ DAY OF____________, 20 ____

BY:______________________

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Cora Resources Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4571

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since May 10, 2002:

A. Copy of the Issuer's Annual Report on Form 16 as of March 26, 2002.

B. Annual General Meeting:

- copy of Notice of Annual General Meeting and Information Circular
- copy of Form of Proxy
- copy of Supplemental Mailing List Return Card

C. Audited Financial Statements and accompanying Quarterly Report

- copy of audited financial statements for the year ended December 31, 2001 with relevant Quarterly report on BC Form 51-901F (attached to Notice and Information Circular)

D. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended March 31, 2002 with

relevant Quarterly report on BC Form 51-901F.

E. Copy of news release issued during the relevant period.

F. Copy of BC Form 53-901F filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

2nd Floor – 940 Blanshard Street
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

Please check this form for any errors or omissions.
See instructions on reverse.

A FULL NAME OF COMPANY

B REGISTERED OFFICE ADDRESS

FILING FEE: $35

Try our new electronic filing service!
Visit www.cr.bconline.com
A BC Online service fee of $1.61 applies

CORA RESOURCES LTD.
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

C ACCESS CODE
21259228

D CERTIFICATE OF INCORPORATION NUMBER
230487

E DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1981 MARCH 26

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2002 MARCH 26

This company is a reporting company under the *Company Act*

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS / CITY / PROVINCE	POSTAL CODE
ADDIE,	ROBERT KEVIN	[illegible] [illegible] 1250 West 40th Avenue, Vancouver, BC	[illegible] V6M 1V4
BROOKS,	DOUGLAS B.	4403 RANGER AVE NORTH VANCOUVER BC	V7R3L1
HUGHES,	RON	7430 MARK CRESCENT BURNABY BC	V5A1Z3
RIDD,	IRVIN	24 OCEAN POINT DR WEST VANCOUVER BC	V7W3G7

J OFFICERS

BROOKS, PRESIDENT, CEO, CFO	DOUGLAS B.	4403 RANGER AVE NORTH VANCOUVER BC	V7R3L1

Note: Please sign and date on last page

Corporate and Personal
Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30
(Monday to Friday)

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

ANNUAL REPORT

CERTIFICATE OF INCORPORATION NUMBER
230487

CORA RESOURCES LTD.

Please check this form for any errors or ommissions.

J OFFICERS CONTINUED

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
DRINOVZ, SECRETARY	LEETA M.	407 2173 W6TH AVE VANCOUVER BC	V6K1V5

K CERTIFIED CORRECT – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor
X Douglas B. Brooks

DATE SIGNED
YY MM DD
02 05 14

82-4571

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Cora Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

May 30, 2002

Item 3. **Press Release**

Press Release dated May 30, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces filing of its unaudited interim financial statements for the three-month period ended March 31, 2002 and financial results for the same period.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that its unaudited interim financial statements for the three-month period ended March 31, 2002 have been filed. The Issuer incurred a net loss of $30,089 ($0.003 per share) for the period ended March 31, 2002, as compared to a loss of $26,842 ($0.003 per share) for the period ended March 31, 2001. The increase in net loss for the most recent fiscal period was due primarily to an increase in administrative expenditures.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of June, 2002.

Douglas B. Brooks, President